Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2018	2017	2016	2015	2014
Earnings:
Earnings from continuing operations before income taxes	$52,474	$28,853	$22,133	$11,600	$10,411
Fixed charges	64,726	49,212	41,587	39,395	37,416
Cash distributions from equity method investments	5,730	1,880	1,167	1,304	847
Total earnings	122,930	79,945	64,887	52,299	48,674

Fixed charges:
Interest expense	64,220	48,720	41,144	39,012	37,062
Estimated interest expense within rental expense (1)	506	492	443	383	354
Total fixed charges	64,726	49,212	41,587	39,395	37,416
Preferred stock dividends (2)	3,250	1,813	281	—	—
Total fixed charges and preferred stock dividends	$67,976	$51,025	$41,868	$39,395	$37,416

Ratio of earnings to fixed charges	1.90	1.62	1.56	1.33	1.30
Ratio of earnings to fixed charges and preferred stock dividends	1.81	1.57	1.55	1.33	1.30

(1)

Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)	Represents pre-tax earnings required to pay preferred stock dividends.